Filed by Pathfinder Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Pathfinder Bancorp, Inc.
File No. 000-23601

September 17, 2014

Dear Fellow Shareholder:

Our Special Shareholders’ Meeting, scheduled for September 29, 2014, is fast approaching and I am writing to remind you that it is important for you to vote on the matters described in the proxy materials that we mailed to you on or about August 22, 2014.

We strongly encourage you to vote your shares today.  Pathfinder Bancorp’s Board of Directors recommends that you vote “FOR” the proposal to approve the plan of conversion and reorganization, “FOR” the proposal to approve the adjournment of the special meeting if necessary and “FOR” the informational proposals, all of which are described in the proxy statement/prospectus previously mailed to you.

You are encouraged to vote your shares by telephone or over the Internet by following the instructions on the enclosed proxy form.  As an alternative, you can also vote by completing and returning the enclosed proxy form utilizing the enclosed postage-paid envelope.

If you have any questions or need assistance, please contact our proxy solicitor, AST Phoenix Advisors at (800) 443-5182 (toll-free).

Regardless of the number of shares you own, it is important that you cast your vote and make your voice heard on these important matters regarding our company.  If you have already submitted your vote, please accept our thanks and disregard this letter.  I thank you for your investment in Pathfinder Bancorp, Inc.

Sincerely,

/s/ Thomas W. Schneider

Thomas W. Schneider
President and Chief Executive Officer

These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.  None of the Securities and Exchange Commission, the Board of Governors of the Federal Reserve System, or any state securities regulator has approved or disapproved of these securities.  Any representation to the contrary is a criminal offense.